Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

February 12, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1 Filed December 15, 2008 File No. 333-156120

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to a registration statement that was originally filed on Form S-1 on December 15, 2008 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated January 13, 2009 (the Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.	Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

Response:

In accordance with the Staff’s request, this information has been included in the section entitled Determination of the Offering Price of Amendment No. 1.

2.	Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

Response:

The legend has been included on the outside back cover page of Amendment No. 1.

3.
To the extent applicable please provided updated financial statements and disclosures as required by Rule 8-08 of Regulation S-X. Please be advised that if updated financial statements arc not required prior to seeking effectiveness, it appears to us that the current registration statement will be required to be revised to include historical financial statements of the registrant, the accounting acquiree prior to the date of the recapitalization, and to provide pro forma earnings per share disclosures for the accounting acquirer.

Response:

The Company acknowledges that it will be required to include financial statements for the year ended December 31, 2008 prior to going effective.

4.
We note your disclosures related to the “purchase agreement” with certain accredited investors for the issuance and sale of units in a private placement. Please provide us a comprehensive explanation of all the material terms of the units you sold. Also, please provide us a comprehensive explanation of how you intend to account for the series A convertible preferred stock and the warrants, including your analysis of the appropriate classification of each security based on the provisions of SFAS 133, EITF 00-19, EITF D-98 and EITP 07-05. Please specifically address the redemption rights related to the series A convertible preferred stock as noted on page 50.

Response:

The Series A Convertible Preferred Stock (the “Preferred Shares”) are redeemable under the following circumstances: (i) if we cannot issue shares of common stock upon a conversion because we do not have a sufficient number of shares of common stock authorized and available; or (ii) with the occurrence of any merger, consolidation or similar capital reorganization of our common stock. Pursuant to the Securities Escrow Agreement entered into by the Company, if the Company fails to achieve certain net income thresholds for fiscal years 2008 and/or 2009, additional shares of the Company’s common stock would be released to the holders of the Preferred Shares.  As a result, the holders of the Preferred Shares could acquire a majority of the voting power of the Company’s outstanding common stock.  In such a situation, the Company would not be able to control the approval of “any merger, consolidation or similar capital reorganization of its common stock.”  EITF D-98 provides that preferred securities that are redeemable for cash are to be classified outside of permanent equity if they are redeemable upon the occurrence of an event that is not solely within the control of the issuer.  Therefore, the Preferred Shares will be classified out of permanent equity in accordance with EITF D-98.  If the 2008 and 2009 net income thresholds are met, the Preferred Shares will be reclassified to permanent equity.

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the fair value of the warrants issued in conjunction with the Preferred Shares will be reported as equity instruments because the liquidated damages, which are capped at 10% of the dollar amount of the preferred shares sold, reasonably represent the difference between the value of a registered share and an unregistered share of the Company’s common stock.

5.
We note your disclosures related to the registration rights agreement, closing escrow agreement, securities escrow agreement, listing penalty shares, public relations escrow agreement, and share transfer agreement. Please provide us a comprehensive explanation of each agreement, including how you intend to account for each agreement and what authoritative accounting literature you are relying on.

Response:

Registration Rights Agreement.  We have provided a comprehensive explanation of the Registration Rights Agreement on page 66.  We will account for the Registration Rights agreement in accordance with FSP EITF 00-19-2, “Accounting fro Registration Payment Arrangements”. Our contingent obligation to make liquidated damages under the Registration Rights Agreement will be recognized and measured separately in accordance with SFAS 5, “Accounting for Contingencies”, and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”. If it is probable that we will be required to make any payments to the investors for non-fulfillment of the conditions provided for in the Registration Rights Agreement, an estimate of the contingent payment will be made and accrued for in our financial statements.

Closing Escrow Agreement and Public Relations Agreement..  We have provided a comprehensive explanation of the Closing Escrow Agreement and Public Relations Agreement on pages 39 and 40, respectively.  Our contingent obligations to pay liquidated damages under the Closing Escrow Agreement and the Securities Purchase Agreement, and to deliver Listing Penalty Shares will be recognized and measured separately in accordance with SFAS 5, “Accounting for Contingencies”, and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”.  Any loss recognized on a probable delivery of Listing Penalty Shares will be measured based on the grant-date fair value of the shares as of October 31, 2008, the date of the Securities Purchase Agreement between the Company and certain investors.

Any funds that remain in escrow pending the fulfillment of our obligations under the Closing Escrow Agreement or the Public Relations Escrow Agreement will be reported as “Restricted Cash”, segregated from other cash items, in our financial statements in accordance with the requirements of paragraphs 18 and 19 of SFAS 5, paragraph 6 of chapter 3A of ARB No. 43, and SAB Topic 6H. All of the contingencies with respect to the Closing Escrow Agreement were met prior to January 29, 2009 and it is expected that the closing escrow funds will be disbursed shortly.

Securities Escrow Agreement. We have provided a comprehensive explanation of the Securities Escrow Agreement on page 39.  If the net income threshold is met and the Escrow Shares are released back to Magnify Wealth, an expense equal to the amount of the grant-date fair value of the shares as of the date of the Securities Escrow Agreement will be recognized in our financial statements in accordance with SFAS No. 123R, “Accounting for Stock-Based Compensation”.

Share Transfer Agreement.  We have provided a comprehensive explanation of the Share Transfer Agreement on page 39.  The Share Transfer Agreement was part of a restructuring plan involving Ally Profit, Lihua Holdings Limited (“Lihua Holdings”, a wholly-owned subsidiary of Ally Profit), and Danyang Lihua Electron Co., Ltd. (“Lihua Electron”) and Jiangsu Lihua Copper Industry Co., Ltd. (“Lihua Copper”). Pursuant to the restructuring plan, 100% ownership interests in Lihua Electron and Lihua Copper (together “Operating Subsidiaries”) were transferred from companies controlled by Mr. Jianhua Zhu (“Mr. Zhu”, our Chief Executive Officer) and other minority shareholders to Lihua Holdings. Mr. Fo-Ho Chu (“Mr. Chu”) is the sole shareholder of Magnify Wealth which holds 100% equity interests in Ally Profit, which holds 100% equity interests in Lihua Holdings. The Share Transfer Agreement enables Mr. Zhu to regain ultimate legal ownership of the Operating Subsidiaries in compliance with the regulatory requirements of China. Also as part of the restructuring plan, Mr. Zhu was appointed the sole director of Ally Profit and Lihua Holdings, and Mr. Chu undertook to Mr. Zhu that no further directors would be appointed to the board of Ally Profit or Lihua Holdings without the prior written consent of Mr. Zhu.

Because during the restructuring and throughout the period covered by the Share Transfer Agreement, the Operating Subsidiaries have always been and will continue to be under the operating and management control of Mr. Zhu, the Share Transfer Agreement will be accounted for as recapitalization of the Operating Subsidiaries with no adjustment to the historical basis of their assets and liabilities, and their results have been consolidated as if the restructuring plan had occurred as of the beginning of the first accounting period presented in our financial statements.

6.	Please revise the current registration statement to provide all the disclosures required by Item 304 of Regulation S-K.

Response:

We have revised the disclosure beginning on page 35 to include the information required by Item 304 regarding change in accountants.

Outside Front Cover of Prospectus

7.
Since there is no public market for your shares, please revise paragraph four to state that the selling stockholders will sell the shares at a fixed price per share, unless and until a public market for these shares is established, or the shares are registered on a national securities exchange or on any over-the-counter market.

Response:

We have revised the disclosure of the front cover of Amendment No. 1.

Prospectus Summary, page 2

8.
The information in your summary is rather detailed and dense. Please revise by using more specific subheadings and consider presenting information using bullet points or other formatting tools to allow this information to be more easily understood by investors. Please also avoid the overuse of defined terms in your summary. Please also consider whether some of the detailed information that is presented here would be better summarized in the summary, then detailed in later sections of the prospectus.

Response:

We have revised the prospectus summary beginning on page 2, as requested.  We have moved the disclosure regarding the details of the financing to the Business Section, beginning on page 37.

9.
At the end of the first paragraph please revise your disclosure to clarify that you conduct your business through your two Chinese subsidiaries, Lihua Electron and Lihua Copper, of which, Lihua Electron is a revenue-generating company with ( operations dating back to December 30, 1999, while Lihua Copper is expected to begin its operations by the end of the first quarter in 2009, We note the third paragraph of your Overview discussion on page 24 and Note 1 to the December 31, 2007 and December 31, 2006 financial statements on page F-7.

Response:
We have revised the disclosure accordingly.

Background, page 3

10.	Please disclose here that prior to the Share Exchange you were a “blank check” company with nominal asset, formed in 2006 for the purpose of raising capital to\ acquire an operating business.

Response:

We have revised the disclosure accordingly.

11.	Please disclose the date when the private placement was completed, the total number of units issued, and the aggregate consideration received by the company.

Response:

We have revised the disclosure accordingly.

12.
In the first paragraph on page 4 or in a more thorough discussion elsewhere in the document, briefly describe the material covenants which compliance will determine the release of the Held Back Release Funds.

Response:
We have moved the discussion of the financing transaction and related agreements to the Business Section, beginning on page 37, and revised the disclosure accordingly.

13.	With respect to the Securities Escrow Agreement discussed in the second paragraph on page 4:

▪
Please describe the formula used to calculate the number of Escrow Shares to be released to the investors if the 2008 or the 2009 Performance Threshold is not achieved, or otherwise include a cross reference to a section of the filing where you discuss this formula;

▪
Clarify that if the 2008 Performance Threshold is not achieved, a number of the Escrow Shares (calculated based on the above formula) will be released to the investors, and that Ally Profit will be obligated to deliver to the escrow agent such number of the company’s shares of common stock held by Ally Profit that will bring the total number of shares held in escrow to 6,818,182; and

▪	Please disclose the circumstances (if any) under which all of the Escrow Shares may be released to the investors if the company fails to achieve the 2008 Performance Threshold.

▪	Please consider providing brief responses to these items in the summary with more detailed disclosure to follow elsewhere in the prospectus.

Response:

Under the heading “Agreements Related to the Private Placement” in the Business Section of Amendment No. 1, we have revised our disclosure to describe and clarify the formula, procedure and circumstances by which the Escrow Shares will be released if the 2008 and/or 2009 Performance Thresholds described in the Securities Escrow Agreement are not achieved.

14.	In the discussion of the Public Relations Escrow Agreement, please briefly explain who Vision Opportunity China is and why this entity approves your internal control consultant.

Response:

We have moved the discussion of the financing transaction and related agreements to the Business Section, beginning on page 37, and revised the disclosure accordingly.

15.
Please explain how the 975,000 outstanding shares of common stock and the 500,000 shares of common stock underlying the Series B Warrants, being offered by certain affiliates and/or employees of Broadband Capital Management LLC and Penumbra Worldwide Ltd., were issued. We note the disclosures in footnotes (19) through (24) of the Selling Stockholders table on page 18. To the extent applicable, please describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

Response:

The 975,000 shares being registered were issued by the company in transactions exempt from registration under Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, prior to the Share Exchange.  These shares are subject to the Original Shareholder Lock-Up Agreement entered into by the holders of those shares on October 31, 2008.  The form of the Original Shareholder Lock-Up Agreement, which defines the rights of the holders with respect to those shares, was filed as Exhibit 10.21 to the Registration Statement.  We incorporated by reference into the Registration Statement, the Registration Rights Agreement filed as Exhibit 10.2 to the Current Report on Form 8-K filed on November 6, 2008, which includes the 975,000 shares of common stock owned by holders prior to the Share Exchange as registrable securities.

In June 2008, Lihua Electron, our subsidiary, entered into an exclusive placement agency agreement with Broadband Capital Management LLC (“BCM”), which was amended in August 2008.  Under the agreement BCM was entitled to receive as partial compensation for their services as placement agent, warrants to purchase up to 250,000 shares at an exercise price of $3.50. We have filed that agreement and the amendment as Exhibits 10.23 and 10.24, respectively.

In October 27, 2008, Penumbra Worldwide entered into an amended and restated agreement to provide business consulting and investor relations services to our subsidiary, Lihua Electron.  Under the agreement, Penumbra received warrants to purchase 250,000 shares at an exercise price of $3.50 for their consulting services.  Penumbra subsequently transferred the warrants to purchase 125,000 shares to Gerald Scott Klayman. We do not believe that the agreement with Penumbra is a material contract under Item 601 (b)(10) of Registration S-K.

The Form of the Series B Warrant, which includes the registration rights and other rights of the holders of the Series B Warrants, was incorporated by reference into the Registration Statement as Exhibit 4.2 from the Current Report on Form 8-K filed by the Company on November 6, 2008.  We also incorporated by reference into the Registration Statement, the Registration Rights Agreement filed as Exhibit 10.2 to the Current Form on 8-K filed on November 6, 2008, which includes the shares underlying the Series B Warrants as registrable securities.

16.
We note your reference to the November 6, 2008 Current Report on Form 8-K. Please ensure that you discuss all material information regarding the share exchange and private placement in this prospectus, as you arc not eligible to incorporate information into your prospectus by reference.

Response:

We have deleted all references to the November 6, 2008 Current Report on Form 8-K and included all material information regarding the share exchange and private placement from that report in the prospectus.

The Offering, page 6

17.	Please clarify that the 15,000,000 share number does not include any shares of Series A Convertible Preferred Stock on an as converted basis.

Response:

We have revised the disclosure accordingly.

Risk Factors, page 8

PRC Regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

18.
We note the third paragraph of your risk factor disclosure. We further note that your Business discussion does not address the Chinese limitations on foreign investments and ownership in Chinese businesses, which has driven foreign owners and Chinese businesses to enter into contractual arrangement instead. In an appropriate section of the filing, please disclose the nature of Lihua Holdings’ ownership of both Lihua Electron and Lihua Copper, and to the extent applicable, revise the corporate structure found on pages 3 and 31 of the prospectus, and your risk factor disclosure dealing with the lack of outright ownership.

Response:

Our business is not subject to Chinese limitations on foreign investment and ownership. All of our subsidiaries are 100% directly owned.  Accordingly, we believe that there is no need for us to enter into any contractual arrangements. We have added disclosure that all of our subsidiaries are 100% directly owned on pages 2 and 38.

Use of Proceeds, page 17

19.
Please disclose the aggregate amount of proceeds to be received by the company if the warrants are exercised for cash. Based on your “Series A Warrants” discussion on page 51, please disclose here that the cashless exercise of these warrants is only permissible after 18 months following the closing of the private placement if the registration statement covering the shares of common stock underlying the Series A Warrants is not declared effective and the per share market value is higher than the warrant exercise price.

Response:

In accordance with the Staff’s request, this information has been included in the section entitled Use of Proceeds on page 18 in Amendment No. 1.

Selling Stockholders, page 18

20.
In the third paragraph you disclose that none of the selling stockholders has been an officer, director or affiliate of the company for the last three years or has had a material relationship with the company. Please reconcile this disclosure with your disclosures found in footnotes (19) through (21) of the Selling Stockholders table regarding the status of Messrs. Wagenheim, Rapp and Chapman as former officers and/or directors of the company.

Response:

We have revised the disclosure accordingly.

21.
In the next paragraph you state that none of the selling stockholders is a broker dealer or an affiliate of one. In the first paragraph on page 23 you disclose that Broadband Capital Management LLC is a registered broker dealer. We also note that you issued Penumbra Series B Warrants to purchase 250,000 shares of the company’s common stock as consideration “for business and investor relations consulting services performed by Penumbra”. See last paragraph of Recent Sales of Unregistered Securities section on page Q-26. Please reconcile your disclosures and clarify (i) whether Penumbra is a broker dealer, and (ii) whether it received the Series B Warrants as compensation for underwriting activities.

Response:

We have revised our disclosure under Selling Stockholders to state that that Broadband Capital Management LLC is a registered broker dealer, but that it does not have any agreement or understanding to distribute any of the shares being registered.

Additionally, we have revised our disclosure under Recent Sales of Unregistered Securities to clarify that Penumbra is not a broker dealer and that it did not receive the Series B Warrants as compensation for underwriting activities.

22.
With respect to the Selling Stockholders table, we note your various footnote disclosures regarding the 9.9% beneficial ownership limitation. Mae note that the beneficial ownership of the selling stockholders must be determined without regard to any contractual or other restrictions on the number of securities that a particular selling stockholder may own at any point in time. Please revise the table accordingly, For guidance, please refer to the March 1999 supplement of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, #3S, found in the Commission’s website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Response:

We respectfully disagree that the selling stockholder table needs to be revised.  As requested, we have reviewed #3S of the March 1999 supplement of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. We believe that the disclosure currently included in the table is in compliance with such guidance.  Specifically, the section of #3S that appears to be relevant states, “The selling security holder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that each selling security holder intends to sell (based on current market price if there is a floating conversion rate tied to market price), regardless of any contractual or other restriction on the number of securities a particular selling security holder may own at any point in time.”  Our selling stockholder table on page ___,  includes in the second column under the heading “Maximum Number of Shares to be Sold,” the total number of shares of common stock that each selling security holder intends to sell, regardless of the 9.9% beneficial ownership limitation.

Your comment states that beneficial ownership of securities must be determined without regard to any contractual or other restrictions.  However,  the guidance provided does not relate to contractual or other limitations in the context of beneficial ownership, and the determination of beneficial ownership in accordance with Rule 13d-3 of the Exchange Act does in fact provide a restriction since the definition of securities a person beneficially owns is restricted to that number securities that a person has the right to acquire beneficial ownership of within 60 days.  Rule 13d-3 does not require that a person be deemed to be a beneficial owner of securities that it does not have the right to within 60 days. Our Certificate of Designation specifically provides that the investors do not have the right to exercise or convert the securities within 60 days, if such exercise or conversion would result in such holder beneficially owning more than 9.99% of the issued and outstanding shares of the Company’s common stock.  Such limitation can only be waived upon 61 days’ prior notice to the Company.  Since the selling security holders do not have the right under the Company’s Certificate of Designation to acquire more than 9.99% of the securities within 60 days, we respectfully submit that the number of securities disclosed in the selling stockholder table in the first column under the heading “Shares Beneficially Owned Prior to the Offering” is correct and has been determined in accordance Rule 13d-3(d)(1)(i)(B)..

23.
Please confirm that beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act, taking in consideration, in particular, Rule 13d-3(d)(1)(B) of the Exchange Act regarding convertible securities. Please address this comment and the one above in the Security Ownership of Certain Beneficial Owners and Management section on page 43.

Response:

We confirm that beneficial ownership has been determined in accordance with Rule 13d-3, and Rule 13d-3(d)(1)(i)(B) of the Exchange Act.   We refer the Staff to our response with respect to Comment 22, which is applicable to this Comment 23.

24.
Throughout the footnotes to the table, please clarify that the selling shareholders are offering the shares underlying Series A Convertible Preferred Stock, Series A Warrants and Series B Warrants. Currently, these, notes read as if the selling shareholders were offering those overlying securities.

Response:

We have revised the footnote disclosure accordingly.

25.	It appears that footnote (18) is missing and that footnote (26) is not fully identified. Please make the necessary corrections.

Response:

We have revised the footnote disclosure accordingly.

MD&A - Result of Operations, slue 24

26.
Please revise MD&A to include a comprehensive discussion of your results of operations, financial condition, and cash flows for the year ended December 31, 2007 as compared to the year ended December 31, 2006. Refer to Item 303 of Regulation S-K.

Response:

We have revised the MD&A accordingly and added a discussion comparing our results of operations, financial condition, and cash flows for the years ended December 31, 2007 and 2006.

MD&A – Liquidity and Capital Resources, page 24

27.
Please revise MD&A to include a comprehensive discussion of your liquidity. Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings.

Response:

We have revised the disclosure to include a comprehensive discussion of the Company’s liquidity.

28.
We note significant increases in buildings, machinery and equipment, net, construction in progress, and land use rights during the periods presented. Please revise MD&A to include a comprehensive discussion of your capital expenditures during the periods presented and planned expenditures over the next twelve months. Your disclosures should address what the capital expenditures relate to, why they are necessary, when they will be placed in service, how you believe they will impact your operations, and how you have or will fund them. In addition, please clarify whether you have acquired any assets from related parties.

Response:

We have added additional disclosure regarding capital expenditure, as requested. We have not acquired any assets from a related party, and therefore there is no additional disclosure to the MD&A.

Business, page 30

29.
We note that throughout the prospectus you use data and statistics to describe the market for copper wire; however, you disclose the source of the data infrequently (for example, we note your disclosure about the 627,000 tons of copper consumed in China; the volume of copper used for electrical applications and similar disclosures in your Business discussion starting on page 30). Please disclose the sources of your data and explain whether this information is publicly available or whether was prepared for your benefit and/or Beaded by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Response:

We have revised the prospectus accordingly.

Company Background, page 31

30.
Please expand your disclosure on Lihua Electron’s operating history, including , the year of formation, as well as the current status of its business development.  Please see Item 101(h) of Regulation S-K.

Response:

We have revised the disclosure accordingly.

Industry and Market Overview, page 32

31.
Please briefly describe what International Copper Study Group is. Please make similar disclosure about Gobi International (we note your disclosure in the first paragraph of your Magnet Wire Market discussion).

Response:

We have revised the disclosure to describe that International Copper Study Group is a leading member-supported organization for promoting the use of copper worldwide and that Gobi International is a provider of statistical market research reports and forecasts on insulated wire and cable.

Environmental Compliance, page 38

32.
Section 3.35 of the Securities Purchase Agreement dated October 31. 2008 indicates that upon completion of the Lihua Copper factory, the company would be required to obtain the necessary governmental and regulatory approvals, including but not limited to the approval by the environmental authority. Please expand your disclosure regarding the status of construction and to the extent applicable, disclose whether you have applied for the necessary approvals or whether they have been granted by the appropriate authorities.

Response:

We have revised the disclosure on page 48 accordingly.

Directors and Executive Officers, page 40

33.	With respect to Mr. Yu, please expand his biographical information to include his professional experience during the last five years. Please see Item 401(e) of Regulation S-K.

Response:

We have added disclosure regarding the professional experience for Mr. Yu for the past five years.

Executive Compensation. page 41

Compensation Discussion and Analysis, page 41

34.	To the extent possible, please quantify your disclosure about the compensation of your executive officers being “in line” with that of your competitors.

Response:

We have revised the disclosure accordingly.

Summary Compensation Table, page 41

35.	Please include compensation disclosure for the fiscal year ended December 31, 2008. Please see Item 402(n)(1) of Regulation S-K.

Response:

We have revised the disclosure accordingly.

Certain Relationship and Related and Director Independence page 46

Transactions with Promoters, page 46

36.
In accordance with Item 404(c) of Regulation S-K please expand your disclosure on the nature of your relationship with your promoters, the number of securities covered by this registration statement that are being registered on behalf of your promoters and the estimated aggregate proceeds to be received by each promoter following the sale of their registered securities. In that regard, in the Selling Stockholder table on page 18, please consider grouping together the list of selling stockholders who are offering shares underlying Series A Convertible Preferred Stock and Series A Warrants as distinct from those holders who are offering shares that are already outstanding and shares underlying Series B Warrants, and to the extent applicable, cross-reference that disclosure here. We may have additional comments following our review of your revised disclosures.

Response:

We have expanded the disclosure as requested by the Staff.  We have deleted the disclosure with respect to the loan transaction between the company, Penumbra Worldwide Ltd. and Gerry Klayman, because upon further review, these persons do not fall within the definition of “promoter” as set forth in Rule 405 of the Securities Act of 1933, as amended.  Neither Penumbra, nor Mr. Klayman, took any initiative in founding and organizing the business of the company, nor did they receive any securities or proceeds from the sale of securities in consideration of services or property in connection with the founding and organizing of the business of the company.

37.	In the second paragraph, please revise your disclosure to indicate that Messrs. Rapp, Wagenheim and Chapman were your former, President, Secretary and/or directors of the company.

Response:

We have revised the disclosure accordingly.

Description of Capital Stock. Page 49

Anti-takeover Provisions, page 53

38.	Please disclose if any provision of the company’s certificate of incorporation or bylaws would have the effects described in Item 202(a)(5) of Regulation S-K.

Response:

As requested by the Staff, we have amended the disclosure on page 64 to state that neither our certificate of incorporation, nor our by-laws have the effect of discouraging, impeding, or preventing a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Ally Profit Investments Limited Consolidated Financial Statements.

Note 1, Description of Business and Organization, pages F-7 and Q-6

39.
We note the July 2008 restructuring exercise with Ally Profit, Lihue Holdings Limited. Danyang Lihua Electron Co., and Jiangsu Lihua Cooper Industry Co. Please provide us a comprehensive description of this transaction and an explanation of how you determined that each of the acquired subsidiaries was operated under common control for all financial periods presented prior to the restructuring. If the acquired subsidiaries did not operate under common control, please tell us why you believe it is appropriate to present their results on a combined basis.

Response:

We have revised the disclosure on pages F-7 and Q-5 accordingly and have provided an explanation of how we determined that each of the acquired subsidiaries was operated under common control for all financial periods presented prior to the restructuring.

40.	Please provide additional disclosures related to the specific terms of the capital injection that occurred during the year ended December 31, 2007.

Response:

We have added the requested disclosure in new Note 20 in the full-year Financial Statements.

Note 2, Summaries of Significant Accounting Policies – General, Page F-7

41.
Please provide the following additional disclosures: interest paid and income taxes paid, research and developments expenses, adverting expense; and shipping and handling expenses, if not included in cost of sales.

Response:
We have added disclosure  beginning on page F-10 for “research and development costs”, “advertising costs” and “shipping and handling costs.”  We have also added supplemental disclosure information in the Consolidated Statements of Cash flows for “interest paid” and “income taxes paid.”

Note 2, Summaries of Significant Accounting Policies – Impairment of long-lived assets, pages F-10 and Q-10

42.	It is not clear to us how your reference to assessing goodwill impairment complies with the requirements of SFAS 142. Please clarify or revise.

Response:

We have revised the disclosure under “intangible assets” on page F-10 and Q-8 to comply with the requirements of SFAS 142.

Note 2, Summaries of Significant Accounting Policies – Impairment of long-lived assets, pages F-11 and Q-12

43.
We note your disclosure that, “In general, the Company translates its assets and liabilities into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet dates…”  Please explain to us the circumstances in which you would use other methods to translate assets and liabilities or statements of income otherwise please remove the term, “In general.” Also, please disclose the method you use to translate equity accounts.

Response:

We have revised the disclosure in Note 2 on page F-11 to delete the words “In general” and to add the method we use to translate equity accounts.

Note 3, Notes Receivable, net, pages F-13 and Q-15

44.
Please disclose the specific nature of the transactions that resulted in the notes receivable and explain your basis for including the related cash flows under operating activities. Also, please disclose the applicable payment tams for these notes.

Response:

We have revised the disclosure in Note 4, Notes Receivable, net, pages F-15 and Q-12 accordingly.

Note 16, Related Party Transactions, pages F-19 and Q-23

45.
Please disclose the specific nature of the transactions that resulted in amounts due from related parties and amounts due to related parties and explain your basis for including the related cash flows under operating activities.

Response:

We have revised the disclosure in Related Party Transactions, pages F-20 and Q-18, respectively to specify the nature of the transactions.  Amounts due from Jiangsu Dongya Electronic Co., Ltd. and amounts payable to Tianyi Telecommunications Co., Ltd have been re-named as “trade receivables” and “trade payables”, respectively, and remain in cash flows under operating activities.  We acknowledge that we misclassified the “other amounts due from and to related parties” by including the related cash flows under operating activities.  Advances to Danyang Jintao Copper Industry Co., Ltd. have been reclassified as “a loan to a related company” under cash flows from investing activities.  Advances from Tianyi Telecommunication Co., Ltd, Danyang Special Electronic Co., Ltd and Jianhua Zhu have been reclassified as “advances from related companies” under cash flows from financing activities.  As a result of these reclassifications, the Company has restated its previously issued consolidated statements of cash flows for the years ended December 31, 2007 and 2006 and added Note 3 beginning on Page F-14 explaining the reasons for the restatement.  Note 3 includes disclosure required by paragraph 26 of Statement of Accounting Financial Standards No. 154, including the effect of the correction on each financial statement line item. Note 3 also confirms that the restatement has no effect on the Company’s net income for fiscal years 2007 or 2006 or any prior periods. Nor does it have any effect on the Company’s retained earnings or net assets as of the beginning of the earliest period presented in these financial statements.

We believe that the changes to the classifications of these related party transactions do not require us to file an Item 4.02 Form 8-K as a result of the restatement.  On February 6, 2009, the Company’s Board of Directors had a meeting to assess the error, the restatement and the impact on the financial statements as a result of the error and the restatement. The Board took into consideration that as a result of the error, the restatement only required the company to reclassify certain related party transactions disclosed on its consolidated statements of cash flows.  The Board reviewed the fact that neither the error, nor the restatement had any effect on the Company’s net income for fiscal years 2007 or 2006 or any prior periods, nor did it have any effect on the Company’s retained earnings or net assets as of the beginning of the earliest period presented in the financial statements.  As a result, the Board did not find that the audited financial statements, or the financial statements for any interim period should no longer be relied upon due to the error.  As a result, the Board concluded that the factors underlying the requirement to file an Item 4.02 Form 8-K do not apply.

Part II

Exhibits, page Q-27

Exhibit 5.1 – Opinion of Loeb & Loeb regarding legality of the securities

46.
With respect to the shares issuable upon conversion of the Series A Convertible Preferred Stock and upon the exercise of the warrants, counsel should revise its opinion to clarify that these shares will be validly issued, fully paid and nonassessable when issued upon conversion of the Series A Convertible Preferred Stock and/or exercise of the warrants as described in the registration statement.

Response:

Exhibit 5.1 has been revised accordingly.

Signatures, page Q-30

47.	Please revise to reflect that the registration statement has also been signed by your principal accounting officer or controller.

Response:

The signatures have been revised to reflect that the registration has been signed by our principal accounting officer.

Form 10-KSB for the Fiscal year Ended December 31.2008

Signatures, page 12

48.	Please ensure that your future annual reports arc signed by the chief executive officer, chief financial officer and controller of the company.

Response:

We acknowledge the Staff’s comments and will ensure that future annual reports are signed by the chief executive officer, principal financial officer or controller.

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.